Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Redwire Analyst Day

Video Transcript

July 9, 2021

This laboratory, orbiting above, has redefined what it means to live and work in space.

At Redwire, we build the innovations that enable success for our partners.

In 2017, our teams successfully showcased a first-of-its-kind technology called the Roll Out Solar Array structure – a strong, compact and efficient solution for deploying arrays on a flexible blanket without motors or complex mechanisms.

Now Redwire’s patented ROSA technology will deploy six Boeing Spectrolab solar arrays on the International Space Station. Collectively these will provide an additional one hundred twenty kilowatts of power… A twenty to thirty percent boost that will power bold new science and technology demonstrations, like Redwire’s many in-space manufacturing payloads, for years to come.

With the Station prepped and ready, the first two iROSA arrays will launch aboard SpaceX’s twenty-second commercial resupply mission and be installed by NASA astronauts. The remaining four iROSA arrays will be deployed over two additional missions in 2022.

Because ROSA provides unparalleled, highly modular power generation in an affordable compact solution, designs are in development for use on NASA’s Artemis Gateway, with Commercial and Civil missions on the lunar surface and for use in deep space on NASA’s DART mission.

ROSA is just one of Redwire’s capabilities that will accelerate humanity’s expansion into space and deliver on our promise to be the mission partner of choice for those who lead the way.

At Redwire, we Build Above.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a preliminary proxy statement / prospectus on July 6, 2021 and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, and, when available, the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus, when it becomes available, will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination. Shareholders are also able to obtain a copy of the preliminary proxy statement / prospectus, and will be able to obtain a copy of the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007. This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the preliminary proxy statement / prospectus for the transaction and will be set forth in the definitive proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the preliminary proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC and will be set forth in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. intends to file with the SEC.